Monthly Report - October, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          134,189       10,045,149
Change in unrealized gain (loss) on open              382,144      (4,362,788)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           31,264
      obligations
   Change in unrealized gain (loss) from U.S.          45,363          291,784
      Treasury obligations
Interest Income 			              290,308        3,142,088
Foreign exchange gain (loss) on margin deposits       124,333        (152,057)
				                 ------------    -------------
Total: Income 				              976,337        8,995,440

Expenses:
   Brokerage commissions 		              576,463        6,351,540
   Management fee 			               55,846          517,946
   20.0% New Trading Profit Share 	               13,045           74,188
   Custody fees 		       	                    1           22,878
   Administrative expense 	       	               98,758        1,002,712
					         ------------    -------------
Total: Expenses 		                      744,113        7,969,264
Net Income(Loss)			   $          232,224        1,026,176
for October, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (120,682.436    $     4,038,873    152,721,059    156,759,932
units) at September 30, 2019
Addition of 		 	            403      1,278,090      1,278,493
742.598 units on October 1, 2019
Redemption of 		 	              0    (2,146,705)    (2,146,705)
(1,783.407) units on  October 31, 2019*
Net Income (Loss)               $        21,028        211,196        232,224
for October, 2019
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2019
(119,684.234 units inclusive
of 42.607 additional units) 	      4,060,304    152,063,640    156,123,944
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2019 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.01% 	   (0.64)%  $  1,177.84	   93,972.080 $   110,684,024
Series 3    0.34% 	     2.81%  $  1,700.55	   19,396.083 $    32,983,965
Series 4    0.52% 	     4.56%  $  2,162.70	    4,081.168 $     8,826,332
Series 5    0.30% 	     2.17%  $  1,624.06	    2,234.903 $     3,629,623

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					November 13, 2019
Dear Investor:

Purported doubts among Chinese officials about the possibility of achieving a long-term trade agreement with President Trump jolted market participants on the final day of October as they also digested news that the U.S. House of Representatives voted to move on to a new more public phase in the impeachment inquiry. As market participants responded to this news, much of the Fund's monthly gain was erased. Still, profits from trading stock index and interest rate futures slightly outpaced the losses from trading currency forwards and commodity futures.

While equity markets were weak at the start of October, signs that a modest "Phase I" agreement on trade in goods would soon be signed by the U.S. and China, together with persistently accommodative global monetary policy, underpinned a modest equity market rally thereafter, at least until month-end. Trading of Continental European equity futures and long positions in Japanese and Australian equity futures produced profits. A short vix trade was also profitable. On the other hand, short positions in the Hong Kong and emerging markets index futures, and a long position in Canadian futures registered partially offsetting losses.

With the trade war between the U.S. and China apparently reaching a truce and the fear of a "no deal" Brexit receding, the world growth outlook steadied, and global interest rates continued to recover from the lows reached late in the summer when recession fears dogged financial markets. Against this background, short positions in German, French, British, Japanese and Canadian interest rate futures were profitable. Meanwhile, trading of U.S. and Italian interest rate futures were each slightly unprofitable.

The stabilization of the economic outlook during October reduced the safe haven demand for the U.S. dollar. Consequently, long dollar positions against the currencies of Australia, New Zealand, the U.K., Brazil, the euro, Switzerland and Sweden were unprofitable. Elsewhere, long dollar trades against the South African rand and Mexican peso, a short dollar trade versus the yen, and trading the euro against the Polish zloty and Swedish krona registered small, partially offsetting gains.

Lastly, commodity trading was fractionally unprofitable. Short positions in soybeans, wheat, soybean oil, cotton and livestock were each slightly unprofitable. Trading of natural gas, heating oil and metals futures were also marginally unprofitable.



 				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman